Jeffrey N. Carp
Executive Vice President
and Chief Legal Officer

One Lincoln Street
Boston, MA 02111

Telephone: 617-664-5176
Facsimile: 617-664-8209
jcarp@statestreet.com
Via EDGAR (Correspondence)

May 29, 2013

Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     State Street Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
and Documents Incorporated by Reference
File No. 001-07511

Dear Ms. Hayes:

This letter sets forth the response of State Street Corporation (“State Street,” “we,” “us,” “our” or similar terms) to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff's letter of May 21, 2013 regarding the above-referenced report and documents incorporated by reference therein.

For reference purposes, the text of the Staff's numbered comment has been provided herein in bold. Our response follows the comment.

Definitive Proxy Statement filed April 4, 2013

2012 Director Compensation, page 25

1.
Please revise future filings to disclose by footnote the aggregate number of stock awards outstanding at the end of the fiscal year for each director. See Regulation S-K Instruction to Item 402(k)(2)(iii) and (iv).

There were no unvested non-employee director stock awards outstanding at December 31, 2012. Consistent with the Staff's Compliance and Disclosure Interpretation, Regulation S-K, Question 127.04, we therefore did not include the footnote disclosure referenced in the Staff's comment in our definitive proxy statement filed on April 4, 2013. In future filings, as applicable, we will further clarify that non-employee stock awards vest immediately upon grant.

* * * * *

State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-5176, David C. Phelan, Executive Vice President and General Counsel, at 617-664-1783 or Jeremy Kream, Senior Vice President and Senior Managing Counsel, at 617-664-7206, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Jeffrey N. Carp
Jeffrey N. Carp
Executive Vice President,
Chief Legal Officer and Secretary

cc: Mr. James J. Malerba